

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 13, 2011

Mr. Bruce J. Biemeck, President and Chief Financial Officer
Great Lakes Dredge & Dock Corporation
2122 York Road
Oakbrook, IL 60523

Re: **Great Lakes Dredge & Dock Corporation**
            Form 10-K for the fiscal year ended December 31, 2009
            File No. 1-33225

Dear Mr. Biemeck:

    We have completed our review of your Form 10-K and related filings and have no further comments at this time.

    You may contact Mindy Hooker at (202) 551-3732, Anne McConnell at (202) 551-3709 or me at (202) 551-3768 with any questions.

                            Sincerely,

                            John Cash
                            Branch Chief